Deere & Company

Law Department

One John Deere Place, Moline, IL 61265 USA

Phone: 309-765-5161

Fax (309) 749-0085 or (309) 765-5892

Email: DaviesToddE@JohnDeere.com

Todd E. Davies

Corporate Secretary &

Associate General Counsel

30 October 2020

Division of Corporation Finance
Office of Technology

Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Melissa Kindelan
Senior Staff Accountant

Eiko Yaoita Pyles
Staff Accountant

Subject:	Deere & Company
Form 10-Q for the Quarterly Period Ended August 2, 2020
Filed August 27, 2020
Commission File No. 001-04121

Dear Ms. Kindelan and Ms. Pyles:

On behalf of Deere & Company, a Delaware corporation (“Deere” or the “Company”), set forth below is the Company’s response to the comment of the Division of Corporation Finance of the Securities and Exchange Commission, dated October 15, 2020, pertaining to the Company’s Form 10-Q for the quarterly period ended August 2, 2020.

Comment:

Form 10-Q for the Quarterly Period Ended August 2, 2020

Condensed Notes to Interim Consolidated Financial Statements (Unaudited)

Note 21. Consolidating Data, page 42

We note your response to prior comment 1. We continue to believe that including the Financial Services segment using the equity method of accounting in your presentation of Equipment Operations is a tailored accounting principle under Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Please remove this presentation in future filings.

Response:

The Company will revise future filings, including the comparative periods in those filings, to remove the equity method of accounting presentation in the Supplemental Consolidating Schedules (Supplemental Schedules).

30 October 2020

A preliminary version of the updated Supplemental Schedules is attached as Appendix 1. The final version that will be included with future filings will have explanatory notes for the elimination amounts.

Should you have additional questions or comments concerning this response to your comment letter, please contact me at (309) 765-5161.

Sincerely,

/s/ Todd E. Davies

Todd E. Davies
Corporate Secretary

30 October 2020

Deere & Company	Appendix 1
Supplemental Income Statement	(1 of 3)
For the Nine Months Ended August 2, 2020
(In millions of dollars)

	Equipment Operations	1	Financial Services	Eliminations	Consolidated
Net Sales and Revenues
Net sales	$22,612				$22,612
Finance and interest income	75		$2,720	$(211)	2,584
Other income	597		196	(180)	613
Total	23,284		2,916	(391)	25,809

Costs and Expenses
Cost of sales	17,208			(2)	17,206
Research and development expenses	1,201				1,201
Selling, administrative and general expenses	1,989		483	(5)	2,467
Interest expense	237		747	(15)	969
Interest compensation to Financial Services	195			(195)
Other operating expenses	186		1,187	(174)	1,199
Total	21,016		2,417	(391)	23,042

Income before Income Taxes	2,268		499		2,767
Provision for income taxes	632		120		752

Income after Income Taxes	1,636		379		2,015
Equity in income (loss) of unconsolidated affiliates	(22)		2		(20)

Net Income	1,614		381		1,995
Less: Net income attributable to noncontrolling interests	2				2
Net Income Attributable to Deere & Company	$1,612		$381		$1,993

1 - The equipment operations represents the enterprise without financial services. Includes the company’s agriculture and turf operations, construction and forestry operations, and other corporate assets, liabilities, revenues and expenses not reflected within financial services.

30 October 2020

Deere & Company	Appendix 1
Supplemental Balance Sheet	(2 of 3)
As of August 2, 2020
(In millions of dollars)

	Equipment Operations	1	Financial Services	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	$7,440		$750		$8,190
Marketable securities	8		632		640
Receivables from unconsolidated subsidiaries and affiliates	3,619			$(3,593)	26
Trade accounts and notes receivable - net	1,251		5,595	(1,373)	5,473
Financing receivables - net	111		27,703		27,814
Financing receivables securitized - net	37		5,432		5,469
Other receivables	1,083		162	(28)	1,217
Equipment on operating leases - net			7,158		7,158
Inventories	5,650				5,650
Property and equipment - net	5,711		43		5,754
Investments in unconsolidated affiliates	180		19		199
Goodwill	2,984				2,984
Other intangible assets - net	1,301				1,301
Retirement benefits	972		59		1,031
Deferred income taxes	1,865		56	(387)	1,534
Other assets	1,566		1,260	(2)	2,824
Total Assets	$33,778		$48,869	$(5,383)	$77,264

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Short-term borrowings	$853		$8,222		$9,075
Short-term securitization borrowings	37		5,324		5,361
Payables to unconsolidated subsidiaries and affiliates	80		3,593	$(3,593)	80
Accounts payable and accrued expenses	8,834		2,134	(1,403)	9,565
Deferred income taxes	398		468	(387)	479
Long-term borrowings	10,217		23,820		34,037
Retirement benefits and other liabilities	5,671		105		5,776
Total liabilities	26,090		43,666	(5,383)	64,373

Commitments and contingencies

STOCKHOLDERS’ EQUITY
Total Deere & Company stockholders’ equity	12,888		5,203	(5,203)	12,888
Noncontrolling interests	3				3
Financial Services equity	(5,203)			5,203
Adjusted total stockholders’ equity	7,688		5,203		12,891
Total Liabilities and Stockholders’ Equity	$33,778		$48,869	$(5,383)	$77,264

1 - The equipment operations represents the enterprise without financial services. Includes the company’s agriculture and turf operations, construction and forestry operations, and other corporate assets, liabilities, revenues and expenses not reflected within financial services.

30 October 2020

Deere & Company	Appendix 1
Supplemental Statement of Cash Flows	(3 of 3)
For the Nine Months Ended August 2, 2020
(In millions of dollars)

Equipment Operations	1	Financial Services	Eliminations	Consolidated
Cash Flows from Operating Activities
Net income	$1,614	$381	$1,995
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	6	117	123
Provision for depreciation and amortization	787	925	$(98)	1,614
Impairment charges	115	32	147
Share-based compensation expense	63	63
Undistributed earnings of unconsolidated affiliates - 2	257	(1)	(261)	(5)
Credit for deferred income taxes	(57)	(103)	(160)
Changes in assets and liabilities:
Trade receivables and Equipment Operations’ financing receivables	116	510	626
Inventories	387	(388)	(1)
Accounts payable and accrued expenses	(567)	(38)	33	(572)
Accrued income taxes payable/receivable	(25)	29	4
Retirement benefits	77	11	88
Other	145	89	(99)	135
Net cash provided by operating activities	2,855	1,442	(240)	4,057

Cash Flows from Investing Activities
Collections of receivables (excluding trade and wholesale)	14,352	(1,115)	13,237
Proceeds from maturities and sales of marketable securities	70	70
Proceeds from sales of equipment on operating leases	1,310	1,310
Cost of receivables acquired (excluding trade and wholesale)	(15,367)	918	(14,449)
Purchases of marketable securities	(91)	(91)
Purchases of property and equipment	(591)	(3)	(594)
Cost of equipment on operating leases acquired	(1,836)	524	(1,312)
Decrease in trade and wholesale receivables	423	(423)
Collateral on derivatives - net	(6)	330	324
Other	(55)	(46)	89	(12)
Net cash used for investing activities	(652)	(858)	(7)	(1,517)

Cash Flows from Financing Activities
Increase (decrease) in total short-term borrowings	(32)	202	170
Change in intercompany receivables/payables	(1,468)	1,468
Proceeds from long-term borrowings	4,592	3,739	8,331
Payments of long-term borrowings	(179)	(5,618)	(5,797)
Proceeds from issuance of common stock	111	111
Repurchases of common stock	(263)	(263)
Dividends paid	(718)	(260)	260	(718)
Other	(86)	(11)	(13)	(110)
Net cash provided by (used for) financing activities	1,957	(480)	$247	1,724

Effect of Exchange Rate Changes on Cash, Cash Equivalents, and Restricted Cash	95	(15)	80
Net Increase in Cash, Cash Equivalents, and Restricted Cash	4,255	89	4,344
Cash, Cash Equivalents, and Restricted Cash at Beginning of Period	3,196	760	3,956
Cash, Cash Equivalents, and Restricted Cash at End of Period	$7,451	$849	$8,300

1 - The equipment operations represents the enterprise without financial services. Includes the company’s agriculture and turf operations, construction and forestry operations, and other corporate assets, liabilities, revenues and expenses not reflected within financial services.

2 - The equipment operations net cash provided by operating activities includes dividends received from financial services that are eliminated in consolidation.